# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAS GOLD & SILVER CORP, CIK 0001286973
CUSIP: 03062D100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 145 KING ST. W., SUITE 2870, Toronto, Ontario Canada (A6), M5H 1J8
Date of event which requires filing of this statement: 12/19/2024
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Roger W. Bivans, 145 KING ST. W., SUITE 2870, Toronto, Ontario Canada (A6), M5H 1J8, 214-978-3095

## Reporting persons
- Eric Sprott (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 120,259,849; shared voting power 0; sole dispositive power 120,259,849; shared dispositive power 0; aggregate amount beneficially owned 120,259,849 (20.3% of the class)
  Comment: Includes (i) 117,270,000 Common Shares of Americas Gold Silver Corp (the Issuer) held of record by Sprott Mining Inc. (Sprott Mining), a wholly-owned subsidiary of 2176423 Ontario Ltd. (2176423 Ontario), (ii) 2,507,090 Common Shares of the Issuer held of record by 2176423 Ontario and 482,759 Common Shares held by Eric Sprott. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario. Eric Sprott controls Sprott Mining and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.
  
  The percentage set forth in Row 13 of this Cover Page is calculated based on 593,433,993 Common Shares outstanding, as reported by the Issuer.
- 2176423 Ontario Ltd. (CIK 0001925668): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 119,777,090; shared voting power 0; sole dispositive power 119,777,090; shared dispositive power 0; aggregate amount beneficially owned 119,777,090 (20.2% of the class)
  Comment: Includes 117,270,000 Common Shares of the Issuer held of record by Sprott Mining, a wholly-owned subsidiary of 2176423 Ontario.
  
  The percentage set forth in Row 13 of this Cover Page is calculated based on 593,433,993 Common Shares outstanding, as reported by the Issuer.
- Sprott Mining Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 117,270,000; shared voting power 0; sole dispositive power 117,270,000; shared dispositive power 0; aggregate amount beneficially owned 117,270,000 (19.8% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is calculated based on 593,433,993 Common Shares outstanding, as reported by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: AMERICAS GOLD & SILVER CORP
Address of issuer's principal executive offices: 145 KING ST. W., SUITE 2870, Toronto, Ontario Canada (A6), M5H 1J8

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by and on behalf of Eric Sprott ("Mr. Sprott"), 2176423 Ontario Ltd., Sprott Mining, Inc. ("SMI"), and together with 2176423 Ontario and Mr. Sprott, the "Reporting Persons".
Residence or business address: The business address of the Reporting Persons is 7 King Street East, Suite 1106, Toronto, Ontario M5C 3C5.
Present principal occupation or employment: Mr. Sprott's principal occupation is as an investor through a holding company which he beneficially owns, 2176423 Ontario, which in turn beneficially owns SMI.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Sprott is a Canadian citizen and each of 2176423 Ontario and SMI exist under the Business Corporations Act (Ontario).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 19, 2024, pursuant to a purchase agreement (the "Purchase Agreement") dated October 9, 2024 among the Issuer, SMI, Sprott Mining Idaho Management Inc. ("SMIM"), Sprott Mining Idaho Holdings Inc. ("SMIH"), Sprott Mining Idaho Limited Partnership and Paul Huet, as agent for and on behalf of the holders of preferred shares of SMIH (the "Sprott Preferred Sellers"), the Issuer acquired all the common shares of SMIM and SMIH from SMI and, as partial consideration therefor, SMI was issued, and acquired beneficial ownership of, or control and direction over, 117,270,000 Common Shares (the "SMI Acquired Shares").

In addition, the Sprott Preferred Sellers were issued an aggregate of 52,729,998 Common Shares in consideration for the acquisition of the preferred shares of SMIH (the "Preferred Shares") by the Issuer pursuant to the Purchase Agreement. 2176423 Ontario beneficially owned, or exercised control or direction over, 171,759 Preferred Shares, and received 171,759 Common Shares (collectively with the SMI Acquired Shares, the "Acquired Shares") in consideration therefor.

After giving effect to the transactions contemplated by the Purchase Agreement, as well as the concurrent equity financing undertaken by the Issuer (collectively, the "Transaction"), the Reporting Persons acquired beneficial ownership of 117,441,759 Common Shares pursuant to the Transaction. Immediately prior to giving effect to the Transaction, the Reporting Persons, directly and through 2176423 Ontario Ltd., beneficially owned 2,818,090 Common Shares.

The source of funds for acquiring the Common Shares pursuant to the Transaction was the common shares of SMIM and SMIH and the Preferred Shares of SMIH beneficially owned by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Shares in the Issuer for investment purposes.

The Reporting Persons will continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Shares will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of any shares of Common Shares. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. At any time, the Reporting Persons may acquire additional shares of Common Shares of the Issuer, or retain or sell some or all of shares of Common Shares owned by the Reporting Persons then held, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Statement, the Reporting Persons do have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment in the Common Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on December 19, 2024, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 120,259,849 Common Shares, which represents approximately 20.3% of the 593,433,993 Common Shares outstanding of the Issuer as of December 19, 2024, based on the number of outstanding Common Shares reported by the Issuer to the Reporting Persons on such date.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 3 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 3 and Item 4 of this Statement is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Eric Sprott: /s/ Eric Sprott, Eric Sprott/Individual (12/23/2024)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott/President (12/23/2024)
- Sprott Mining Inc.: /s/ Eric Sprott, Eric Sprott/President (12/23/2024)